SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 26th, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
#1.– Relevant fact dated on June 26, 2003	REPORT OF THE BOARD OF DIRECTORS OF TERRA NETWORKS, S.A. ON THE TENDER OFFER LAUNCHED BY TELEFÓNICA, S.A.

ITEM Nº 1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

REPORT OF THE BOARD OF DIRECTORS OF TERRA NETWORKS, S.A. ON THE

TENDER OFFER LAUNCHED BY TELEFÓNICA, S.A.

This report, approved by the Board of Directors of TERRA NETWORKS, S.A. (hereinafter “Terra” or the “Company”) at the meeting held on 26 June 2003, is issued in compliance with article 20.1 of Royal Decree 1197/1991, of July 26, on Tender Offers and Takeover Bids, due to the launching by Telefónica, S.A. (hereinafter, “Telefónica” or the “Offeror”) of a Tender Offer for 100% of the shares in Terra, authorised by the “Comisión Nacional del Mercado de Valores” (Spanish Securities Market Commission) on 19 June 2003 (hereinafter the “Offer”).

The Board of Directors of Terra has the following members:

☐	Mr. Joaquim Agut Bonsfills (executive chairman).

☐	Mr. Edward M. Philip (executive director).

☐	Mr. José Alfonso Bustamante Bustamante (appointed by proposal of Telefónica).

☐	Mr. Carlos Fernández-Prida Méndez-Núñez (appointed by proposal of Telefónica).

☐	Mr. Enrique Used Aznar (appointed by proposal of Telefónica).

☐	Mr. Ángel Vilá Boix (appointed by proposal of Telefónica).

☐	Telefónica Datacorp, S.A. (represented by Mr. Antonio Viana-Baptista) (appointed by proposal of Telefónica).

☐	Mr. Luis Ramón Arrieta Durana (appointed by proposal of BBVA).

☐	Mr. Luis Badía Almirall (independent).

☐	Mr. Luis Bassat Coen (independent).

☐	Mr. Robert J. Davis (independent vice-chairman).

☐	Mr. Francisco Moreno de Alborán y de Vierna (independent).

This report has been unanimously approved by the Board of Directors of Terra. The directors representing principal shareholders (“proprietary directors”): Mr. José Alfonso Bustamante Bustamante, Mr. Carlos Fernández-Prida Méndez-Núñez, Mr. Enrique Used Aznar, Mr. Ángel Vilá Boix, Telefónica Datacorp, S.A. (represented by Mr. Antonio Viana-Baptista) and Mr. Luis Ramón Arrieta Durana; and the Director Mr. Luis Bassat Coen were present to constitute a quorum of the Board but were absent during the deliberations and voting because of a conflict of interests.

1.	ACTION OF THE BOARD OF DIRECTORS FROM THE ANNOUNCEMENT OF THE OFFER UP TO THE ISSUE OF THIS REPORT

Since the announcement made by Telefónica of its intention to launch the Offer, on 28 May 2003, the Board of Directors of Terra has taken all necessary steps in order to perform with the maximum diligence its duties as a Board of Directors. These steps include, among others: (i) perform an in-depth analysis of the Offer, through the appointment of Citigroup and Lehman Brothers as independent financial advisors; (ii) obtain specific legal advise on all the matters related to the Offer, through the appointment of Garrigues; Davis Polk & Wardwell and Cravath, Swaine & Moore LLP as global legal advisors; and (iii) conform strictly to the provisions on passivity and non-interference in the Offer, pursuant to article 14 of Royal Decree 1197/1991, and to the most strict guidelines on corporate governance set out by the Special Commission to Consider a Code of Ethics for Companies’ Boards of Directors (Olivencia Commission) and the Special Commission to Foster Transparency and Security in the Markets and in listed Companies (Aldama Commission).

As result of the foregoing the procedures described below were followed and this report is issued.

☐	In compliance with the above provisions, those directors having a conflict of interests in respect of the Offer (even potentially) have refrained from deliberating and voting on the matters relating thereto on the Board. Therefore, since the Offer was announced, the Board of Directors has been called and has assembled with the majorities established by law and in the bylaws, although the decisions have been adopted by majority only of the directors present and not in conflict of interests. For such purpose, the directors in conflict absented themselves from the deliberation and voting on the resolutions, and the independent directors led the process for the Board of Directors to resolve on the matter.

☐	At the extraordinary meeting of the Board of Directors held on 3 June 2003, called to select two investment banks to advise the Board on all aspects relating to the Offer, including the issuance of a fairness opinion on its price, all the proprietary directors left the meeting after it had been duly constituted, and the process was led by the independent directors. The independent directors present examined the various offers made, finally unanimously resolving to accept those made by Citigroup and Lehman Brothers. The executive directors then joined the decision made, without any participation by the proprietary directors, regarding the nomination of said banks. After the appropriate negotiations and following the same decision-making procedure, these banks were appointed on June 12.

☐	The same procedure was followed by the Board in making and approving this report. Specifically, after the Board had assembled and was duly constituted and before the beginning of the deliberation and voting of the resolutions, all the directors in conflict (Mr. José Alfonso Bustamante Bustamante, Mr. Carlos Fernández-Prida Méndez-Núñez, Mr. Enrique Used Aznar, Mr. Ángel Vilá Boix, Telefónica Datacorp, S.A., Mr. Luis Ramón Arrieta Durana and Mr. Luis Bassat Coen) left the meeting and the directors Mr. Robert J. Davis, Mr. Francisco Moreno de Alborán y de Vierna and Mr. Luis Badía Almirall led the preliminary deliberation and voting on the contents of the report. Mr. Joaquim Agut Bonsfills (engaged by Telefónica to hold the office of Chairman of the Board of Directors and to assume maximum executive responsibility on the Company, without prejudice to the fiduciary duties imposed on him as a director by the Spanish Companies Law and the Regulations of the Board of Directors of Terra) and Mr. Edward M. Philip (executive of Lycos Inc. subject to similar fiduciary duties as Mr. Joaquim Agut Bonsfills) joined the decision made by the independent directors.

2.	TERMS AND CONDITIONS OF THE OFFER

The main terms and conditions of the Offer, as explained in the offering document (“Folleto”) prepared by the Offeror, are:

☐	The Offer is made 100% of the shares of Terra, totalling 601,467,915 shares. However, the 230,792,328 shares of Terra held by Telefónica directly, representing 38.37% of the capital stock, are not included in the Offer. The Offer is therefore made to acquire 370,675,587 shares of Terra (61.63% of its share capital) which, together with those already owned by Telefónica, would make up 100% of the shares in the Company.

☐	The Offer is structured as a purchase offer. The Offeror offers to the shareholders of the Company, as consideration for the shares, the amount of € 5,25 per share in Terra.
☐	The effectiveness of the Offer is conditioned upon the acquisition of at least 220,308,609 shares (36.63%) which, together with the 230,792,328 shares (38.37%) that Telefónica already owns directly, would allow it to hold at least 75% of the share capital in Terra.
☐	The Offer is made in Spain and in the United States. In the U.S., it is made to the holders of shares in Terra represented by American Depositary Shares listed on the Nasdaq National Market of the United States.
☐	The acceptance period for the Offer is from June 23 to July 23, unless the Offeror decides to extend the term or amendments are made to the terms and conditions of the Offer or a third party launches a competitive bid. At the date of this report, the Board of Directors of Terra is unaware of the existence of any competitive bid or any other event that may amend the terms and conditions of the Offer contemplated in the Folleto.

3.	OPINION OF THE BOARD

The Board of Directors of Terra, after having assessed the Tender Offer launched by Telefónica, wishes to point out the following items:

☐	Citigroup and Lehman Brothers have advised, after conducting the analyses and applying the valuation methodologies they deemed necessary or appropriate, that the cash consideration of euro 5.25 per share offered is fair, from a financial point of view, to the shareholders of the Company. Their work, summarised in two independent reports, is discussed further in Section 4 below.

☐	The cash consideration offered implies a premium of 46.4% over the value corresponding to the trading price of the shares at closing on the day prior to the announcement of the Offer, after deducting the value of the cash in Terra (a valuation method which our financial advisors have considered appropriate). The premium over such trading price, without discounting the cash value, is 16.2%.

☐	As represented by the Offeror in the “Folleto”, no material changes in Terra’s human resources policy are foreseen should the Offer succeed, without prejudice of any needs arising from the materialisation of synergies between Telefónica and Terra.

☐	As disclosed in the “Folleto”, the Offer is not a delisting tender offer of Terra. Nevertheless, the Board of Directors considers as positive Telefónica’s commitment to implement, during the six months period following termination of the Offer, whatever measures are necessary to continue the listing of Terra’s shares or to promote the delisting of the shares (including, if necessary, through a delisting tender offer) if, as a result of the Offer, the limited public float does not permit an adequate liquidity on the stock exchanges.

☐	The Board considers as positive the fact that the Offer is for 100% of the shares, which avoids the need for pro-rata acceptances that could adversely affect shareholders who wish to sell all their shares.

Based upon the foregoing, the Board of Directors of Terra considers that the Offer in its current terms and conditions is fair to the shareholders. Therefore, the Board considers the Tender Offer to be for the benefit of the Company and of its shareholders.

5

4.	ADVICE OBTAINED BY THE BOARD

In order for the Board to make a proper assessment of the Offer, independent fairness opinions from Citigroup and Lehman Brothers on whether the price of € 5.25 offered by Telefónica is fair to the shareholders from a financial point of view have been sought before issuing this report.

In arriving at their opinion, the financial advisors reviewed such information as they deemed appropriate and have analysed current and historical market prices and trading volumes of the shares in Terra prior to the announcement of the Offer, the historical earnings of the Company, the capitalisation and financial condition of Terra and the recommendations made on the shares in Terra by research analysts. In addition, the advisors have used valuation methodologies customary for this type of transaction, such as, among others, discounted free cash flows and the application of multiples derived from precedent comparable transactions. As a result of their analyses, and based upon their experience in similar transactions, both advisors, acting independently, have concluded that the cash consideration offered by Telefónica is fair, from a financial point of view, to the shareholders of Terra, including shares represented by ADSs.

5.	AGREEMENTS BETWEEN TERRA AND TELEFÓNICA ON THE OFFER

There is no agreement relating to the Offer (whether express, tacit, written or oral) between the Offeror and the Company.

Without prejudice to the above and on account of the relevant nature of this information, the Board points out that, on 12 February 2003, Telefónica and Terra entered into an Strategic Alliance Agreement, which was then duly disclosed to the market. Such Agreement is currently in effect and, according to its terms, the Offer shall not result in any amendments to it.

6.	AGREEMENTS BETWEEN TELEFÓNICA AND THE DIRECTORS OF TERRA

No agreement exists between the Offeror and the members of the Board of Directors of Terra in respect of the Offer and no specific advantage has been granted by the Offeror to any of the members of the Board as a consequence of the Offer.

7.	OTHER STATEMENTS MADE BY THE DIRECTORS

None of the members of the Board of Directors of Terra wishes to make an individual statement differing from that adopted by this Board as a body.

The directors who have not participated in the deliberations and voting with respect to this report make the following statement:

☐	their abstention is due solely to their conflict or potential conflict of interests given that the offer was made by Telefónica, and

☐	they view positively the decision making process followed by the Board, in which they have not participated due solely to the reasons explained above.

8.	ACCEPTANCE OF THE OFFER BY THE COMPANY ITSELF AND BY THE DIRECTORS

In accordance with the recommendation made, the Board of Directors has decided to accept the Offer as regards the 2,420,468 shares of Terra held as treasury stock by Lycos Inc.

The Directors Mr. Joaquim Agut Bonsfills, Mr. Luis Ramón Arrieta Durana, Mr. Luis Badía Almirall, Mr. Luis Bassat Coen, Mr. José Alfonso Bustamante Bustamante, Mr. Robert J. Davis, Mr. Edward M. Philip, Mr. Ángel Vilá Boix and Mr. Enrique Used Aznar, holders of shares in Terra, have declared their intention to accept the Offer as regards the shares in Terra held by them.

The Directors Mr. Carlos Fernández-Prida Méndez-Núñez, Mr. Francisco Moreno de Alborán y de Vierna and Telefónica Datacorp, S.A., as well as the representative of the latter Mr. Antonio Viana-Baptista, do not make any declaration on this matter since they do not hold any shares in Terra.

Additionally, the Director Mr. Luis Ramón Arrieta Durana, appointed by proposal of Banco Bilbao Vizcaya Argentaria, S.A. informs the Board that such entity has resolved to accept the Offer as regards the shares in Terra held by it, as it has already been made public through its representatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/S/ JOSÉ F. MATEU ISTURIZ

		Name:	José F. Mateu Isturiz
		Title:	General Counsel and Secretary of the Board of Directors